UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN ISLANDS AND THE UNITED STATES OF AMERICA

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

Exhibits:

23.1	Consent of Crowe LLP

[1]

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of The FirstBank

401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America

Santurce, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2018.

Miami, Florida

June 29, 2021

Stamp No. E450358 of the Puerto Rico

Society of Certified Public Accountants

was affixed to the record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Statement of Net Assets Available for Benefits

December 31, 2020 and 2019

	As of December 31,
	2020	2019
Assets
Investments:
Investments, at fair value (Note 3)	$19,591,471	$17,057,545

Receivables:
Contributions receivable from participants	47,051	—
Contributions receivable from employer	218,831	198,428
Notes receivable from participants	554,815	549,527

Total receivables	820,697	747,955
Cash and cash equivalents	11,554	22,208

Total assets	20,423,722	17,827,708

Liabilities
Payable for required refund of excess contributions	4,386	8,090

Net assets available for benefits	$20,419,336	$17,819,618

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2020

Year ended December 31, 2020
Additions to net assets attributable to:

Investment income:
Net appreciation in fair value of investments	$1,817,101
Dividends and interest income	389,052

Total investment income	2,206,153
Interest income on notes receivables from participants	36,906

Contributions:
Participants	1,236,170
Employer	443,633
Rollover from other qualified plans	33,359

Total contributions	1,713,162

Total additions	3,956,221

Deductions from net assets attributable to:

Benefits and withdrawals paid to participants, including rollover distributions	1,335,897
Administrative expenses	20,606

Total deductions	1,356,503

Net increase	2,599,718

Net assets available for benefits:
Beginning of year	17,819,618

End of year	$20,419,336

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2020 and 2019

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Amendments

There were no plan amendments during 2020.

Eligibility

All of the Bank’s U.S. Virgin Islands and United States of America full-time employees are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. The Bank’s matching contribution is comprised of: 401(k) Matching Contributions and 401(k) Additional Matching Contributions. To be eligible for these matching contributions, the participant needs to be employed at any time during the Plan Year and be employed as of last day of the Plan Year, respectively. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees are automatically enrolled in the Plan after completion of three months of service unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the Internal Revenue Service of $19,500 for the tax year ended December 31, 2020. Also, the participant may make voluntary contributions to the Plan on an after-tax basis, not to exceed the maximum annual limit allowed by law. The Bank contributes a matching contribution of fifty cents for every dollar up to the first 6% of the participant’s eligible compensation that a participant contributes to the Plan on a pre-tax basis. The Bank’s matching contribution of fifty cents for every dollar of the employee’s contribution is comprised of: (i) twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be paid to the Plan as of each bi-weekly payroll; and, (ii) an additional twenty-five cents for every dollar of the employee’s contribution up to 6% of the employee’s eligible compensation to be deposited as a lump sum subsequent to the Plan Year. These are called 401(k) Matching Contributions and 401(k) Additional Matching Contributions, respectively.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2020 and 2019

Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp., the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $6,500 pre-tax contribution for the tax year ended December 31, 2020 after contributing the Plan limit of $19,500 of their pre-tax annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, and (b) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited nonvested accounts are used to cover administrative expenses, or used to reduce future Bank contributions. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participant’s accounts.

Vesting

Participants are immediately vested in their contributions and the 401(k) Matching Contributions plus actual earnings thereon, except for the 401(k) Additional Matching Contributions. The additional matching contribution is subject to a vesting period of three years of service.

Notes receivable from participants

The Plan allows participants and their beneficiaries to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the participant’s vested account balance or $50,000. A maximum of one loan outstanding is permitted at any time. Interest rates on loans are generally calculated based on the prime rate plus 2% as of the date the loan is granted. As of December 31, 2020 and 2019, substantially all of the loans have interest rates ranging from 5.25% to 7.50%. Principal and interest are paid to the Plan ratably through biweekly payroll deductions. The loans have a term of repayment up to five years. The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years. A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the participant will use as a principal residence. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account and are secured by the balance in the participant’s account.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. On termination of service due to death, disability or retirement all distributions from the Plan will be made in a single lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. However, if the value of the account balance does not exceed $1,000, the distribution will be made to the participant, regardless of whether the participant consents to receive it. The Plan allows for participants to receive hardship distributions.

In the case of participant termination because of death, all amounts credited to such participant’s account shall become fully vested and the entire amount is paid to the person or persons legally entitled thereto. A participant will fully vest in his or her account balance (including matching contributions) upon permanent and total disability.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2020 and 2019

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab Trust Bank (“Charles Schwab”) as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants. The Bank’s parent company common stock in the Plan is held by State Street Bank and Trust Company (“State Street”), which provides Charles Schwab with custody, fund accounting, fund administration and transfer agency services.

Generally, recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2020, the Bank paid on behalf of the Plan $69,032 in administrative fees and other services rendered by the plan recordkeeper. Administrative expenses incurred by the Plan, primarily custodian’s fees and other miscellaneous expenses, are reflected in the Plan’s financial statements.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan. Refer to Note 7 for further detail.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the Plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. The Bank’s matching contribution of fifty cents is recorded as follows: Twenty-five cents as of each bi-weekly payroll and an additional twenty-five cents as a lump sum subsequent to the Plan Year.

Rollover Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue Code.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2020 and 2019

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds, money market deposit account, and common stock of First BanCorp. are stated at fair value. See Note 3 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on investments bought and sold as well as the unrealized appreciation (depreciation) on those investments held during the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are reflected as a direct reduction of net appreciation in the aggregate fair value of such investments. The Plan invest in a money market deposit account for which its fair value is estimated to approximate deposit account balance.

Notes receivable from participants

Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to repay their remaining balance or offset against their account balance upon distribution.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New accounting pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) updated the Accounting Standards Codification (“ASC”) and amended ASC Topic 820, “Fair Value Measurement and Disclosures,” to add, remove, and modify fair value measurement disclosure requirements. The requirements that were removed for public entities include disclosure about: (i) transfers between Level 1 and Level 2 of the fair value hierarchy; (ii) the policy for determining when transfers between any of the three levels have occurred; and (iii) the valuation processes used for Level 3 measurements. The disclosure requirements that were modified for public entities include: (i) for certain investments in entities that calculate the net asset value, revisions to require disclosures about the timing of liquidation and lapses of redemption restrictions, if the latter has been communicated to the reporting entity; and (ii) revisions to clarify that the disclosure of Level 3 measurement uncertainty should communicate information about the uncertainty as of the balance sheet date. The additional or new disclosure requirements include: (i) the changes in unrealized gains and losses for the period must be included in other comprehensive income for recurring Level 3 instruments held as of the balance sheet date; and (ii) the range and weighted average of significant unobservable inputs used for Level 3 measurements must be disclosed, but an entity has the option to disclose other quantitative information in place of the weighted average to the extent that it would be a more reasonable and rational method to reflect the distribution of certain unobservable inputs.

This update took effect for all entities in fiscal years, including interim period within those fiscal years, beginning after December 15, 2019. Immediate early adoption was permitted for any of the removed or modified disclosures even if adoption of the new disclosures was delayed until the effective date. The adoption of this update in 2020 did not have a material effect on the Plan’s financial statements or disclosures.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2020 and 2019

3.	Fair Value Measurements

The FASB authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31 2020 and 2019, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2020
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds and money market funds	$15,690,401	$—	$—	$15,690,401
Money market deposit account	3,295,857	—	—	3,295,857
Investment in First BanCorp.	605,213	—	—	605,213

	$19,591,471	$—	$—	$19,591,471

	As of December 31, 2019
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds and money market funds	$16,491,074	$—	$—	$16,491,074
Investment in First BanCorp.	566,471	—	—	566,471

	$17,057,545	$—	$—	$17,057,545

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual Funds and money market funds: Mutual funds are valued at the daily closing price as reported by the funds. Investments in mutual funds consists of open-end mutual funds and the value is the Net Asset Value of shares held by the Plan at the reporting date. The net asset value is a quoted market price available in an active market. These investments are classified as Level 1.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2020 and 2019

Money Market deposit account: The fair value of money market deposit accounts is estimated to approximate deposit account balances, payable on demand, as no discount for credit quality or liquidity were determined to be applicable. These investments are classified as Level 1.

Investment in First BanCorp.: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued based on the closing price per the stock exchange on which they are traded. These securities are classified as Level 1.

4.	Party-In-Interest Transactions

Parties-in-interest are defined under the provisions of ERISA as any fiduciary of the Plan, any party rendering service to the Plan, any employer or any affiliate, any employee of such employer covered by the Plan, and certain others. Certain Plan investments consist of investment in a money market deposit account at Charles Schwab, or affiliates, which is the provider of custodial services as defined by the Plan since April 1, 2005. In addition, as of December 31, 2020 and 2019, the First BanCorp. Unitized Stock Fund held 65,641 and 53,491 shares, respectively, with a quoted market value of $605,213 and $566,471, respectively, of First BanCorp. common stock, the parent company of the Plan Sponsor. The First BanCorp. Unitized Stock Fund also has an investment in a money market fund managed by State Street. State Street provides Charles Schwab with, among other things, custody services for the First BanCorp. Unitized Stock Fund. For the year ended December 31, 2020, the Plan received dividend income of $13,244 related to First BanCorp. common stock and the net depreciation in the fair value of the investment in First BanCorp. common stock amounted to $47,123. Plan assets include notes receivable from participants of $554,815 and $549,527 as of December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, interest income related to notes receivable from participants amounted to $36,906. These transactions qualify as party in-interest transactions permitted under the provisions of ERISA.

5.	Tax Status

The Plan obtained its latest determination letter on July 7, 2017, in which the Internal Revenue Service determined and informed the Bank that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

6.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2020 and 2019

7.	Forfeited Amount

Forfeited nonvested accounts amounted to $4,970 as of December 31, 2020 ($954 as of December 31, 2019). Forfeited accounts, if any, are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. Forfeitures amounting to $954 were used to cover administrative expenses during 2020.

8.	Risks and Uncertainties

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by the participants.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

9.	COVID-19

In March 2020, the World Health Organization categorized a novel strain of Coronavirus (“COVID-19”) as a pandemic and the President of the United States, declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of Plan investments. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are uncertain and cannot be predicted.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“the CARES Act”) was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. The Plan did not adopt any such provisions related to the CARES Act.

10.	Additional Contributions

As a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2020, the Bank agreed to reimburse the amount of $4,386 to highly compensated participants to satisfy contribution requirements. At December 31, 2020, these excess contributions were recorded as part of other liabilities in the statement of net assets available for benefits and as an offsetting against participant contributions in the statement of changes in net assets available for benefits.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2020 and 2019

11.	Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2020 and 2019:

	2020	2019
Net assets available for benefits per the financial statements	$20,419,336	$17,819,618
Excess contributions payable to participants	4,386	8,090

Net assets available for benefits per Form 5500	$20,423,722	$17,827,708

The following is a reconciliation of participant contributions per the financial statements to Form 5500 for the year ended December 31, 2020:

2020
Participant contributions per the financial statements	$1,236,170
Excess contributions due to participants in 2020	4,386
Excess contributions due to participants in 2019	(8,090)

Participant contributions per Form 5500	$1,232,466

Participant contributions in the financial statements have been reduced by excess contributions payable as of December 31, 2020. The Form 5500 reports participant contributions on the cash basis.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

EIN #: 66-0183103

Plan #: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value		(d) Cost	(e) Current value
	Common Stocks
*	First BanCorp.	Common Stock	65,641 shares	**	$605,213

	Total Common Stocks				605,213

	Mutual Funds and Money Market Funds
	Fidelity Spartan Extended Mkt. Index	Mutual Fund	23,351 shares	**	1,949,350
*	State Street Institutional US Government Money Market Fund	Money Market Fund	21,900 shares	**	21,900
	Vanguard Target Retirement Income Fund	Mutual Fund	2,469 shares	**	36,866
	Vanguard Target Retirement 2015 Fund	Mutual Fund	12,713 shares	**	199,973
	Vanguard Target Retirement 2020 Fund	Mutual Fund	12,649 shares	**	433,736
	Vanguard Target Retirement 2025 Fund	Mutual Fund	42,566 shares	**	916,875
*	Schwab Bank Savings	Money Market Deposit Account		**	3,295,857
	Vanguard S&P 500 Index Admiral	Mutual Fund	14,830 shares	**	5,139,530
	Fidelity International Index Fund	Mutual Fund	25,960 shares	**	1,184,051
	Vanguard Target Retirement 2030 Fund	Mutual Fund	32,778 shares	**	1,329,166
	Vanguard Target Retirement 2035 Fund	Mutual Fund	17,449 shares	**	440,064
	Vanguard Target Retirement 2040 Fund	Mutual Fund	9,269 shares	**	410,328
	Vanguard Target Retirement 2045 Fund	Mutual Fund	25,175 shares	**	709,683
	Vanguard Target Retirement 2050 Fund	Mutual Fund	6,468 shares	**	293,954
	Vanguard Target Retirement 2055 Fund	Mutual Fund	7,686 shares	**	379,218
	Vanguard Target Retirement 2060 Fund	Mutual Fund	1,965 shares	**	85,649
	Vanguard Target Retirement 2065 Fund	Mutual Fund	951 shares	**	26,149
	Vanguard Total Bond Market Index Fund	Mutual Fund	183,641 shares	**	2,133,909

	Total mutual funds and money market funds				18,986,258

	Other Investments
*	Notes receivables from participants	Interest rates ranging from 5.25% to 7.50% Maturities through 2026
				**	554,815

	Total Other Investments				554,815

	Total				$20,146,286

*	Party in-interest
**	Historical cost is not required for participant directed investment.

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN ISLANDS AND THE UNITES STATES OF AMERICA
(Name of Plan)

Date: 06/29/2021	By:	/s/ Victor Barreras
Authorized Representative